Via EDGAR

Mr. Brad Skinner

Mr. Bob Carrol

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20002

Re:	SkyPeople Fruit Juice Form 10-K for the fiscal year ended December 31, 2009 File No. 1-14523

Dear Mr. Skinner and Mr. Carrol:

We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 15, 2011 (the “Comment Letter”), relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “10-K Report”) of SkyPeople Fruit Juice, Inc. (the “Company”, “We” or “Us”).

Our responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which has been retyped in bold for your ease of reference):

Form 10-K for the fiscal year ended December 31, 2009

Note to Consolidated Financial Statements, page 81

General

1.

Your response to prior comment 1 from our letter dated January 18, 2011 indicates that, while segment reporting could be based on product information, you do not believe that the second and the third criteria under ASC paragraph 280-10-50-1 are met. With respect to the second criteria, you indicate that you do not allocate operating expenses and other expenses based on the product. Based on this, you have concluded that you do not have discrete financial information based on products. ASC paragraph 280-10-50-1 does not specify the nature or format of discrete financial information, and does not indicate a particular performance measure that must be disclosed. The disclosure you have provided in you MD&A and various earnings and investor presentation regarding sales, cost of sales and gross margin for various products indicates that, for purpose of segment reporting, you do have discrete financial information.

SkyPeople Fruit Juice, Inc.

Add:  16F, China Development Bank Tower, No.1  Gaoxin 1st RD, Xi’an, China     Postcode 710075

Tel: 0088-29-88377001    Fax: 0086-29-88377295

www.skypeoplefruitjuice.com

With respect to the third criteria, you indicate that your CODM allocates resources and reviews the overall performance of the company as a whole. However, disclosure provided in your MD&A and various earnings and investor presentation indicates that performance is evaluated, and expansion and other resource allocation decisions are made, based on product information.

In view of these factors, it is not clear to us why you believe that segment reporting on the basis of products is not required.  Accordingly, revise your presentation to include disaggregated segment information, or provide additional information or analysis that supports your current presentation.

Response:

In response to the Staff’s comments, we hereby advise the Staff that we intend to provide, in future filling, if applicable, disclosure of segment information, which shall include information about sales, and cost of sales by product segment in the body of our future filings and the footnotes to the financial statements contained therein. As the Company has already disclosed such information in the MD&A section of its Annual Report on Form 10-K for the fiscal year 2009 (the “2009 10-K”), we intend to add such segment information in a footnote to the financial statements contained in the 2010 10-K.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and, (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your attention to this matter.  If you would like to discuss any of the foregoing, you may reach me in my office at 818-390-1272.

Sincerely, SkyPeople Fruit Juice, Inc.

By:	/s/ Spring Liu
Spring Liu
Chief Financial Officer

cc:

SkyPeople Fruit Juice, Inc.

Xue Yongke, Chief Executive Officer and Chairman of the Board of Directors

Winston & Strawn LLP

Laura Luo, Esq.

SkyPeople Fruit Juice, Inc.

Add:  16F, China Development Bank Tower, No.1  Gaoxin 1st RD, Xi’an, China     Postcode 710075

Tel: 0088-29-88377001    Fax: 0086-29-88377295

www.skypeoplefruitjuice.com